September 2008 THE MIDDLETON DOLL COMPANY FAIRNESS OPINION ANALYSIS

Table of Contents Introduction Overview of The Middleton Doll Company Valuation Methodologies Recent Trading Analysis Discounted Cash Flow Analysis Comparable Public Company Analysis Comparable Transaction Analysis Underlying Asset Analysis Conclusion

1. Introduction

Introduction Overview of Donnelly Penman & Partners ("DP&P"): DP&P is the largest independent investment banking firm headquartered in Michigan. We focus on providing comprehensive advisory services to both public and private companies, including: Merger and Acquisitions Capital Raising Financial Advisory Employees of the firm participate in the firm's ownership by investing equity capital, thus creating alignment between the interests of employees, the firm, and our clients. We have participated in over 200 transactions since 1996 and are organized into industry groups, with particular emphasis in the areas of manufacturing, industrial services, distribution, financial services, services, restaurants, consumer goods, retail, technology and health care services Engagement Summary: We were engaged on September 2, 2008 by The Middleton Doll Company ("Middleton Doll" or the "Company") to provide certain financial advisory services, including a fairness opinion, related to Middleton Doll's proposed going private transaction (the "Transaction"). This document presents our analysis and conclusions with respect to the common stock of Middleton Doll as of September 10, 2008. Our conclusions are based largely on information provided by and discussions with the Company's management, as well as certain market data procured through third party data sources, including Capital IQ and MergerStat.

Introduction Fairness Opinion Process Overview: In connection with our review of the Transaction and the preparation of this document, we have, among other things: Held conversations with certain members of the Board of Directors and the Company's counsel to discuss the Transaction. Met with certain members of senior management of the Company to discuss the Transaction, operations, financial condition, future prospects, and projected operations and performance of the Company. Visited the Company's headquarters located in Waukesha, WI. Reviewed the Company's recent annual and quarterly SEC filings. Reviewed certain nonpublic, internally generated historical and forecasted financial statements. Reviewed the ownership structure of the Company. Reviewed the historical market prices and trading volume for the Company's publicly traded securities. Reviewed such other Company, financial and industry data that we deemed relevant.

2. Overview of The Middleton Doll Company

Overview of Middleton Doll Company Company Overview The Middleton Doll Company ("Middleton Doll" or the "Company") was incorporated in 1980 and presently consists of two business segments, the consumer products business segment and the financial services business segment. The Company, based in Waukesha, WI, operates as a C Corporation under the Internal Revenue Code of 1986. The Company's consumer products business is comprised of two segments: Lee Middleton Original Dolls, Inc. ("LMOD"), which was incorporated in 1993, and its wholly-owned subsidiary License Products, Inc. ("LPI"), which was incorporated in 1990. LMOD is a designer and distributor of lifelike collectible and play dolls. LPI is a designer and distributor of clocks and home decor products. LMOD is headquartered in Columbus, Ohio, and designs and distributes lifelike collectible and play dolls through a dealer network and through major national retailers. LMOD competes with various other doll manufacturers including Adora, Madam Alexander, Ashton Drake, Mattel's American Girl and a variety of small artist-owned manufacturers. In recent years, the demand for collectible dolls has decreased significantly resulting in a decrease in sales at LMOD as illustrated on page 30 of this presentation. Due to intense pricing competition, LMOD transferred doll production to a contract manufacturer in China in 2004. In 2005, a new management team at LMOD began to focus on reducing operating expenses and developing new products and marketing strategies. In August, 2006, LMOD announced the introduction of a new and comprehensive collection of play dolls, "Playbabies," which provides a playmate for each stage of a young girl's early development, from newborn through age four. In April 2007, LMOD introduced the "Middleton NOW" ("NOW") line of collector-quality dolls which have been safety tested for children ages three and up. NOW dolls are priced between the "Playbabies" collection and the Artist Studio Collection ("ASC") doll line and reflect a more modern and trendy look. The Newborn Nursery(r) dolls, which were first introduced in mid-2004, continue to appeal to young girls from age five through the pre-teen years. The ASC line of artist-designed collectible dolls has begun to introduce new artists who are designing and sculpting collectible dolls with a more realistic style. LMOD has also introduced furniture, bedding and decor items as well as doll clothing and accessories to complement the doll lines. Distribution channels for the above product lines consist primarily of dealers or individual store owners, larger retailers and regional specialty stores.

Overview of Middleton Doll Company Company Overview (cont.) LPI is headquartered in Waukesha, Wisconsin, and designs and distributes clocks and home decor products through major national retailers. LPI imports finished goods from a manufacturer in China and is in competition with various other clock and home decor companies including Ingrahm, Infinity Instruments and Timewerks. LPI experienced some success at expanding its customer base and has been working to introduce new and updated styles of clocks and home decor items that have resulted in increased sales. LPI has reached a mature stage of development and has limited opportunities to expand its sales channels based on currently available resources. During 2006, the Company sold substantially all of the assets of the financial services business segment and used the net proceeds to pay off indebtedness, fund working capital at the consumer products business segment, pay preferred stock dividends, and partially redeem shares of the Company's outstanding preferred stock. The Company does not intend to continue in the financial services business segment, however, at this point not all of the segment's assets have been sold or otherwise liquidated, although the Company is actively trying to dispose of all of the assets of this business.

Overview of Middleton Doll Summary of Current Trading Statistics(1)

Overview of Middleton Doll Comparative Stock Price Performance Source: Company Information and Capital IQ

Overview of Middleton Doll Ownership Summary Source: Company Information, latest 10-K filing, Definitive Proxy Statements and Capital IQ

3. Valuation Methodologies

Valuation Methodologies Summary of Valuation Methodologies Employed For the purposes of evaluating the fairness of the Transaction, we analyzed and discussed the Company's historical and projected financial statements with management, reviewed various financial and operating documents provided by the Company, and employed numerous valuation methodologies, most notably the: Discounted Cash Flow Analysis Comparable Public Company Analysis Comparable Transaction Analysis Underlying Asset Analysis In addition, we performed several other financial analyses, including: Recent Trading Analysis Going Private Transaction Analysis Following are descriptions of each of the aforementioned valuation methodologies and financial analyses.

Valuation Methodologies Discounted Cash Flow ("DCF") Analysis The DCF approach suggests that a potential investor will pay a price for a security which yields a targeted minimum rate of return on invested capital (both to suppliers of debt and equity). Using this targeted rate of return as a discount factor, the present value of a stream of estimated future cash flows for a given number of years can be computed by discounting each year's estimated cash flows to the present time. Other factors considered include the expected cyclicality or unpredictability (if any) of a company's earnings and cash flow. To state the premise another way, DCF valuation implies that the investor purchases a time series of free cash flows that are generated by the assets purchased. The DCF analysis does not value the total cash flow of the business. Rather, it values only the Free Cash Flow to debt and equity holders. In doing so, this analysis separates and ascribes value only to the cash flows that can be taken out of the business. Cash that is generated but used to sustain the business (such as increases in working capital and capital expenditures) is not included in the Free Cash Flow. Cash flow that must be retained in the business creates no incremental value to the investor. DCF valuation uses a discount rate that reflects the firm's weighted cost of capital or the price it must pay to suppliers of both debt and equity. Accordingly, Free Cash Flow that is discounted is developed independent of financing costs.

Valuation Methodologies Comparable Public Company Analysis The Comparable Public Company Analysis assumes that a degree of comparability exists between the Company and other similar companies for which a value has been established over an adequate time horizon in an active and free trading market. Once similarity is established, the relationship to market value is often expressed as a ratio to EBITDA, EBIT or to Revenue. These ratios, then, may be modified to reflect special conditions, risks, or opportunities that are unique to the Company. There are obvious problems in identifying publicly traded firms whose business parallels the Company's. Generally, the Company's business is not identically represented in the operations of the companies to which it is being compared. DP&P has chosen a group of companies that are involved in similar industries, however, in addition to size differences, the comparable companies have varying profitability levels, specific business lines, customer profiles and geographic diversification.

Valuation Methodologies Comparable Transaction Analysis The Comparable Transaction Analysis seeks to estimate the price at which a company would "trade in the market for corporate control." The first step in this approach is to determine a sample of comparable companies that have been involved in a merger or acquisition. From a comparability standpoint, DP&P looked at the following aspects of a company: industry, size and business model. For the purposes of identifying comparable transactions, DP&P utilized a variety of sources, including Mergerstat and Capital IQ, third party data providers utilized by DP&P. These transactions represented announced or closed deals which have been announced in the past three years, in which the target participated in a similar industry to Middleton Doll. DP&P was able to identify six transactions that met this search criteria, however, there was not sufficient information disclosed with respect to the transaction values and financial performance of the target companies with which to make reasonable conclusions. As such, while we considered this approach in our valuation, we did not specifically apply the Transaction Analysis.

Valuation Methodologies Underlying Asset Method The Underlying Asset Analysis is a technique whereby the value of a company is estimated by discretely valuing each of the company's tangible and intangible assets. This approach is typically used in the valuation of holding companies and is often used in the valuation of operating companies where the value of the underlying assets is greater than the value of the business as reflected by the cash flows being generated. This is typically applicable in situations where an operating company is expected to generate negative cash flows into the foreseeable future.

Valuation Methodologies Other Analyses Recent Trading Analysis: As previously presented, for the purposes of performing our fairness opinion analysis, we analyzed the historical trades that took place in the Company's stock on the Over the Counter Bulletin Board (OTCBB: DOLL). The prices and volumes displayed are from the trading information provided by Capital IQ, a third party data provider, and may not reflect all transactions that occurred over the aforementioned time period. Going Private Transaction Analysis: We analyzed the stock price premiums associated with 70 going private transactions that occurred during the last twelve months. Based on our analysis and data provided by Capital IQ, the median premium implied by the going private price was 30.5% above the day prior to an announcement's stock price, 29.6% above the stock price 5-days prior to an announcement and 30.5% over the stock price 30-days prior to the going private offer announcement.

4. Recent Trading Analysis

Recent Trading Analysis Overview of the Recent Trading Analysis For the purposes of performing our fairness opinion analysis, we analyzed the historical trades that took place in the Company's stock on the Over the Counter Exchange (OTCBB: DOLL). The prices and volumes displayed are from the trading information provided by Capital IQ, a third party data provider, and may not reflect all transactions that occurred over the aforementioned time period. We analyzed the historical trading activity in the Company's publicly traded stock and determined the premium implied by the price offered in conjunction with the proposed going private transaction. The premium was analyzed on a comparative basis with other going private transactions that have been recently completed.

Recent Trading Analysis Summary of Historical Stock Prices Activity(1) Source: Company Information and Capital IQ (1) - Average daily volume over the preceding two years was 5,593 shares. Going Private Offer - $0.50

Recent Trading Analysis Analysis of Preceding Two Year Stock Prices Source: Company Information and Capital IQ Going Private Offer $0.50 82.7% 17.3%

Recent Trading Analysis Analysis of Preceding One Year Stock Prices Source: Company Information and Capital IQ Going Private Offer $0.50 82.2% 17.8%

Recent Trading Analysis Going Private Offer Premium Analysis

Recent Trading Analysis Going Private Offer Premium Analysis

5. Discounted Cash Flow Analysis

Discounted Cash Flow Analysis Overview of the Discounted Cash Flow Analysis In performing our DCF analysis, we were provided with certain financial and operational data provided by the Company, including, but not limited to: Projected financial statements related to Middleton Doll, including its LMOD and LPI and Parent/REIT operations for 2008 - 2013 Certain information related to the Company's historical REIT operations, and estimated appraised value of its owned real estate Information and analysis related to the estimated asset value of the LMOD and LPI operations Details related to the Company's share repurchases, outstanding common and preferred stock and related stock options Other financial, operational and legal information that was deemed relevant For the purposes of analyzing the financial performance of the Company, we separately analyzed the LMOD and LPI operations, as well as the Company's corporate functions. Additionally, due to the fact that the Company's investment real estate and loan holdings are representative of a discontinued operation (REIT), for the purposes of our analysis, we have considered these values separately.

Discounted Cash Flow Analysis Middleton Doll Historical and Projected Income Statements

Discounted Cash Flow Analysis Middleton Doll Historical Balance Sheets

Discounted Cash Flow Analysis Lee Middleton Original Dolls (LMOD) - Historical and Projected Income Statements

Discounted Cash Flow Analysis License Products (LPI) and Parent/REIT Historical and Projected Income Statements

Discounted Cash Flow Analysis Proforma Adjustments Incorporated in the DCF Analysis

Discounted Cash Flow Analysis DFC Analysis Summary - LMOD

Discounted Cash Flow Analysis DFC Sensitivity Analysis - LMOD

Discounted Cash Flow Analysis DFC Analysis Summary - LPI and Parent/REIT

Discounted Cash Flow Analysis DFC Sensitivity Analysis - LPI and Parent/REIT

Discounted Cash Flow Analysis Calculation of the Discount Rate Utilizing the Weighted Average Cost of Capital Approach

6. Comparable Public Company Analysis

Comparable Public Company Analysis Overview of the Comparable Public Company Analysis For the purposes of our Comparable Public Company analysis, we performed a comprehensive search for companies that are similar to Middleton Doll. While not identical to the Company's operations, the following companies (the "Comparable Companies") were selected due to the fact that they operate in the similar industries and are subject to similar cycles as Middleton Doll: JAKKS Pacific Inc. Crown Crafts Inc. Dorel Industries Inc. Craftmade International Inc. RC2 Corp. Russ Berrie & Co., Inc.

Comparable Public Company Analysis Description of the Comparable Companies

Comparable Public Company Analysis Operational Analysis of Comparable Companies

Comparable Public Company Analysis Comparable Public Company Analysis

7. Comparable Transaction Analysis

Comparable Transaction Analysis Overview of the Comparable Transaction Analysis For the purposes of our Comparable Transaction analysis, we performed a comprehensive search for transactions, utilizing Capital IQ, that involved target companies that are similar to Middleton Doll. Based on the results of our search, we have identified the following targets (the "Comparable Targets") of recent merger & acquisition transactions: Steuben Glass LLC Vandor, LLC Yankee Holding Corp. Russ Berrie & Co., Inc. Silvestri, Inc. United Design Corporation While we were able to identify several transactions of companies that were determined to be comparable to Middleton Doll, there was not sufficient information disclosed with respect to the transaction values and financial performance of the target companies with which to make reasonable conclusions. As such, while we considered this approach in our valuation, we did not specifically apply the Transaction Analysis.

Comparable Transaction Analysis Description of the Comparable Targets

Comparable Transaction Analysis Comparable Transaction Analysis Sufficient information does not exist for DPP to provide relevant data points.

8. Underlying Asset Analysis

Underlying Asset Analysis Overview of the Underlying Asset Analysis The Underlying Asset Analysis is a technique whereby the value of a company is estimated by discretely valuing each of the company's tangible and intangible assets. This approach is typically used in the valuation of holding companies and is often used in the valuation of operating companies where the value of the underlying assets is greater than the value of the business as reflected by the cash flows being generated. This is typically applicable in situations where an operating company is expected to generate negative cash flows into the foreseeable future. For the purposes of this analysis, we discussed the saleable value of the Company's assets with management. We applied the Underlying Asset Analysis to both LMOD and LPI and Parent/REIT to understand if the value of the operations' free cash flow was in excess of the operations' asset value.

Underlying Asset Analysis Lee Middleton Original Dolls (LMOD) - Underlying Asset Analysis

Underlying Asset Analysis License Products (LPI) and Parent/REIT - Underlying Asset Analysis

9. Conclusion

Conclusion Reconciliation of Valuation Methodologies Based on our analysis, the estimated common equity value range for Middleton Doll does not exceed the proposed purchase price of $0.50 per common share as contemplated in the going private transaction. On the low end of the value range, the total equity value of Middleton Doll does not exceed the value of preferred stock. Supporting this conclusion is the fact that the Company's preferred stock generally trades at a discount to par value. For example, as of December 31, 2007, the fair value of the Company's preferred stock (as represented by trading on the OTCBB) was $5.4 million, as compared with a book value of $9.4 million, representing a 43% discount.